SilverCrest Appoints Pierre Beaudoin to Board

Vancouver, British Columbia--(Newsfile Corp. - June 5, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to announce that at its Annual General Meeting of Shareholders held on May 31, 2018 in Vancouver, B.C., shareholders voted in favour of all items of business, including the appointment of Mr. Pierre Beaudoin to the Board of Directors of the Company.

Mr. Beaudoin is a precious metal mining executive with more than 30 years of diversified mining, mineral processing, design, construction and start-up experience. He recently led construction, start-up and operation of Detour Lake Mine, Canada's largest Gold operation. Mr. Beaudoin is bilingual and led valuation studies for several of Barrick's large assets (Chile, Africa and USA).

N. Eric Fier, CEO, stated: "Pierre brings a wealth of technical and corporate expertise from a 34-year career with emphasis on mine construction and mineral processing. His success on technical and corporate matters further enhances our current Board. As the Company's exploration and development progresses at the Las Chispas Project in Mexico, Mr. Beaudoin's skill set in project development, design and construction will be a critical complement for continued success."

The Company granted stock options under its Stock Option Plan to Mr. Beaudoin for the purchase of 100,000 common shares of the Company at an exercise price of $2.69 per share for a five year term expiring May 31, 2023. The stock options vest as to 25% of the Optioned Shares on each of August 31, 2018, November 30, 2018, February 28, 2019, and May 31, 2019, respectively and are subject to any necessary regulatory approvals.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng.
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Michael Rapsch, VP Corp. Comm.
Telephone:+1 (604) 694-1730
Fax:+1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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